CONTENTS

Highlights	1
Operations Update	2
Management's Discussion and Analysis	6
Consolidated Financial Statements	16
Corporate Information	Inside back cover

Second Interim Report

SECOND INTERIM REPORT

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2007

TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce its financial and operating results for the three and six month periods ended June 30, 2007. All dollar values are expressed in United States dollars unless otherwise stated. Conversion of natural gas to oil is made on the basis of 6,000 cubic feet of natural gas being equivalent to one barrel of crude oil.

HIGHLIGHTS

  Second Quarter cash flow, $12.8 million ($0.21/diluted share)

  Second Quarter net income, $2.3 million ($0.04/diluted share)

  Three oil wells drilled on Block S-1 (Osaylan #3 and An Nagyah #25 and #26)

  Three oil wells drilled on Block 32 (Godah #5, #6 and #7)

Corporate Summary

The Company’s total production during the second quarter of 2007 averaged 5,353 Boepd, a 9% increase from the second quarter of 2006 (4,915 Boepd) and a 3% increase from Q1-2007.

Production increases were associated with An Nagyah #24 on Block S-1, Godah #5 and #6 on Block 32 and increased Canadian production associated with the Nevis optimization. Approximately 90% of the debottlenecking work in the Nevis area was completed prior to spring break up. The balance of the work was completed in early May. Canadian production increased to 1,500 Boepd in June and July.

Dated Brent oil prices were very strong during the second quarter, averaging $68.76 per barrel and are expected to average over $75.00/Bbl in July. Natural gas prices were relatively flat, averaging C$6.96/Mcf during the quarter.

The increase in production and higher oil prices resulted in cash flow from operations of $12.8 million for the second quarter. Net income would have been $6.2 million ($0.10/diluted share) during the quarter, before considering a $3.9 million reduction due to the expensing of two dry holes drilled on the Nuqra Block in Egypt.

TransGlobe Energy Corporation

FINANCIAL AND OPERATING UPDATE

($000’s, except per share, price, volume amounts and % change)

	Three Months Ended June 30			Six Months Ended June 30
Financial	2007	2006	Change	2007	2006	Change
Oil and gas revenue	31,016	31,238	(1)%	56,770	53,969	5%
Oil and gas revenue, net of
royalties and other	20,553	18,600	11%	37,804	33,908	11%
Operating expense	4,189	2,793	50%	6,597	4,627	43%
General and administrative expense	1,329	1,265	5%	2,532	2,295	10%
Depletion, depreciation and
accretion expense	10,021	4,838	107%	15,713	8,668	81%
Income taxes	2,492	2,432	2%	4,568	4,050	13%
Cash flow from operations**	12,814	12,356	4%	24,824	23,653	5%
Basic per share	0.22	0.21		0.42	0.40
Diluted per share	0.21	0.20		0.41	0.39
Net income	2,343	7,246	(68)%	8,323	14,103	(41)%
Basic per share	0.04	0.12		0.14	0.24
Diluted per share	0.04	0.12		0.14	0.23
Capital expenditures	10,048	11,698	(14)%	20,257	22,184	(9)%
Working capital	8,479	10,629	(20)%	8,479	10,629	(20)%
Common shares outstanding
Basic (weighted average)	59,660	58,671	2%	59,599	58,599	2%
Diluted (weighted average)	60,534	60,564	0%	60,587	60,613	0%

Production and Sales Volumes
Total production (Boepd)*	5,353	4,915	9%	5,264	4,970	6%
Total sales (Boepd)*	5,353	5,522	(3)%	5,347	5,021	6%
Oil and liquids (Bopd)	4,391	4,787	(8)%	4,352	4,299	1%
Average price ($ per barrel)	68.08	66.30	3%	62.35	63.04	(1)%
Gas (Mcfpd)	5,767	4,408	31%	5,971	4,335	38%
Average price ($ per Mcf)	6.96	5.83	19%	6.84	6.22	10%
Operating expense ($ per Boe)	8.60	5.56	55%	6.82	5.09	34%

* The differences in production and sales volumes result from inventory changes.
** Cash flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

OPERATIONS UPDATE

YEMEN EAST- Masila Basin

Block 32, Republic of Yemen (13.81087% working interest)

Operations and Exploration
Three oil wells (Godah #5, #6 and #7) were drilled on Block 32 during the second quarter of 2007 to appraise and develop the Godah field.

The Godah #5 appraisal well was drilled to a total measured depth of 1,886 meters and completed as a producing Qishn S1-A oil well. Godah #5 was drilled at a location approximately 2.0 kilometers east of the nearest well. Godah #5 was production tested at a rate of 350 barrels of oil per day and 39 barrels per day of water from a five meter interval in the Qishn S1-A sand. The Godah #5 well successfully extended the pool boundary two kilometers to the east and doubled the areal extent of the Godah field.

The Godah #6 development well was drilled to a total measured depth of 1,752 meters and completed as a producing Qishn S1-A oil well. Godah #6 was drilled at a location approximately 1,000 meters east of Godah #2. Godah #6 was production tested at a rate of 2,548 barrels of oil per day and 27 barrels per day of water from a four meter interval in the Qishn S1-A sand.

Second Interim Report

The Godah #7 development well was drilled to a total measured depth of 2,386 meters (approximately 200 meters into Basement) and subsequently plugged back and completed as a producing Qishn S1-A oil well. Godah #7 was drilled at a location approximately 770 meters east of Godah #6. Godah #7 was production tested at a rate of 438 barrels of oil per day and 7 barrels per day of water from a four meter interval in the Qishn S1-A sand. The production rate is pump constrained. Installation of a higher capacity down-hole electrical submersible pump (“ESP”), which could double the production, will be considered once production has stabilized.

The drilling rig has moved to Nuzooh #1 (formerly Tasour SW #1) to drill an exploration well targeting Qishn and Madbi/ Naifa prospects south and west of the main Tasour field. Nuzooh #1 is located approximately 2.3 kilometers west of Tasour #23ST which recovered 200 barrels of light oil from the Naifa. Planned testing of the Tasour #23ST Naifa discovery (announced December 28, 2006) has been deferred pending the results of Nuzooh #1. The Nuzooh well is expected to take 40 to 60 days to drill.

Production
Production from Block 32 averaged 8,488 Bopd (1,172 Bopd to TransGlobe) during the second quarter of 2007. The Godah field contributed 1,522 Bopd during the quarter, with the balance coming from the Tasour field (6,966 Bopd). Production from Godah increased during the quarter with the additions of Godah #5, #6 and #7, resulting in a production rate of 9,306 Bopd (1,285 Bopd to TransGlobe) from Block 32 in July. Although the mature Tasour field production declined, it continues to exceed expectations.

The facility expansion at the Tasour Central Production Facility (“CPF”) was completed during the first quarter, increasing fluid handling capacity from 120,000 to 200,000 barrels of fluid per day. A 23 km pipeline connecting the Godah production facility to the Tasour CPF was completed in December 2006 and became operational in January 2007. Godah production is now processed at the Tasour CPF. It is expected that the Godah field will be fully developed over the next two years.

Quarterly Block 32 Production (Bopd)

	2007		2006
	Q-2	Q-1	Q-4	Q-3
Gross production rate	8,488	9,842	12,718	10,673
TransGlobe working interest	1,172	1,359	1,756	1,474
TransGlobe net (after royalties)	900	983	973	766
TransGlobe net (after royalties and tax)*	819	867	708	532

* Under the terms of the Block 32 PSA royalties and taxes are paid out of the government’s share of production sharing oil.

Block 72, Republic of Yemen (33% working interest)

Operations and Exploration
In the second quarter of 2007, the Block 72 joint venture group approved an expanded seismic acquisition program, consisting of 410 square kilometers (“km2”) of 3-D and 98 kilometers of 2-D seismic to commence in the third quarter of 2007. It is expected that drilling of the second exploration commitment well will commence immediately after the interpretation of the new seismic data, which is expected early in 2008.

Block 84, Republic of Yemen (33% working interest)

Operations and Exploration

In December 2006, the Ministry of Oil and Minerals (“MOM”) selected the joint venture group comprised of DNO ASA (operator at 34%), TG Holdings Yemen Inc. (33%) and Ansan Wikfs (Hadramaut) Limited (33%) as the successful bidder for Block 84 in the Third International Bid Round for Exploration and Production of Hydrocarbons. TG Holdings Yemen Inc. is a wholly owned subsidiary of TransGlobe Energy Corporation. The award is subject to government approval and ratification of the PSA.

Block 84 encompasses 731 km2 (approximately 183,000 acres) and is located in the Masila Basin adjacent to the Nexen Masila Block where more than one billion barrels of oil have been discovered. The Block 84 joint venture group plans to carry out a 3-D seismic acquisition program and the drilling of four exploration wells during the first exploration period of 42 months.

A 400+ km2 3-D seismic program is planned for late 2007/early 2008 with exploration drilling to commence in late 2008. The timing of the 3-D seismic acquisition program is contingent upon receiving final approval and ratification of the Block 84 Production Sharing Agreement (“PSA”).

TransGlobe Energy Corporation

YEMEN WEST- Marib Basin

Block S-1, Republic of Yemen (25% working interest)

Operations and Exploration
Three oil wells were drilled, An Nagyah #25, #26 and Osaylan #3.

An Nagyah #25 was drilled as a Lam A vertical gas injection well on the western side of the main An Nagyah pool. The well tested 1,212 Bopd on test and placed on production as an oil producer until the gas injection facilities are operational. The An Nagyah #25 gas injector is an integral part of the project to inject natural gas from the An Naeem pool into the western portion of the An Nagyah Lam A pool. The planned gas injection will provide additional pressure support in the western portion of the field to improve production performance and increase recoverable reserves. Subject to Ministry approval, gas injection could commence by early 2008 when a 25 kilometer pipeline from An Naeem to the An Nagyah CPF has been completed.

Osaylan #3 was drilled to a total measured depth of 1,201 meters and was completed as an oil well. The Osaylan #3 was directionally drilled to evaluate the Alif sandstone formation producing at Osaylan #2 and to evaluate the lower Lam sandstones in a structurally higher position than at Osaylan #2. A new oil zone was discovered in the lower Lam sandstones which swabbed/flowed 153 barrels of 43 API oil and 116 barrels of water from a 32 meter perforated interval during a 24 hour period. The test confirmed a new oil pool in the lower Lam formation, with an estimated 20 meter oil column in Osaylan #3. The Osaylan lower Lam is similar to the lower Lam at the An Nagyah field which is developed using horizontal wells to enhance well productivity and increase oil recovery. It is expected that the Osaylan lower Lam oil pool will be developed with horizontal wells. The Alif sandstone was then perforated over a 13 meter interval and swab/flow tested in combination with the lower Lam formation. The combined intervals swab/flowed 337 barrels of 43 API oil and 84 barrels of water in a 27 hour period.

An Nagyah #26, was drilled to a total measured depth of 2,003 meters and was completed as a producing oil well after flowing at an initial rate of 2,609 barrels of light (43 degree API) oil per day and 1.3 million cubic feet of gas per day at a flowing pressure of 400 psi on a 48/64 inch choke. The An Nagyah #26 well was drilled 712 meters horizontally in the Lam A sandstone reservoir. The well will be placed on production through a pipeline connected to the An Nagyah facilities.

Subsequent to the quarter, An Naeem #1 (press release May 10, 2000) was re-entered and completed as an Alif gas well. The well tested 18.4 million cubic feet per day (MMcfd) of natural gas and 481 Bpd of condensate at a wellhead flowing pressure of 2,700 psi, on a 32/64 inch choke. Following the short cleanup flow test on An Naeem #1, the drilling rig was released. A 3-D seismic program is planned for early 2008 to define additional exploration drilling locations on the north west portion of Block S-1 and the north portion of Block 75.

Production
Production from Block S-1 averaged 11,167 Bopd (2,792 Bopd to TransGlobe) during the second quarter of 2007 representing a 10% increase over the first quarter, primarily due to additional An Nagyah development wells.

Gross production from Block S-1 averaged approximately 11,446 Bopd (2,862 Bopd to TransGlobe) during July 2007 with the addition of An Nagyah #26. TransGlobe’s net production decreased due to the payout of historical costs and higher oil prices which resulted in a lower cost oil share of production.

The joint venture group has approved a project to utilize natural gas from the An Naeem pool to maintain the An Nagyah reservoir pressure by injecting gas into An Nagyah #3 and #25. It is anticipated the gas injection will improve production rates and enhance field recoveries. The proposed project includes the extraction of condensate from both the An Naeem gas and the An Nagyah solution gas currently being injected. It is expected that condensate extracted from the injection gas will be mixed with oil production for export and sale. The gas injection project is currently waiting on the approval of MOM.

Second Interim Report

Quarterly Block S-1 Production (Bopd)

	2007		2006
	Q-2	Q-1	Q-4	Q-3
Gross field production rate	11,167	10,132	9,806	10,048
TransGlobe working interest	2,792	2,533	2,452	2,512
TransGlobe net (after royalties)	1,577	1,471	1,634	1,735
TransGlobe net (after royalties and tax)*	1,264	1,198	1,428	1,546

* Under the terms of the Block S-1 PSA royalties and taxes are paid out of the government’s share of production sharing oil.

Block 75, Republic of Yemen (25% working interest)

Operations and Exploration
TG Holdings Yemen Inc., a wholly owned subsidiary of TransGlobe Energy Corporation, agreed to participate at a 25% working interest with Occidental Petroleum Corporation (“Oxy”) in Block 75. Oxy is the operator of Block 75 with a 75% working interest. Block 75 was awarded to Oxy in the Second International Bid Round for Exploration and Production of Hydrocarbons. The PSA was signed with MOM on March 31, 2007 and is now before the parliament for final approval and ratification.

Block 75 encompasses 1,050 km2 (approximately 262,500 acres) and is located in the Marib Basin adjacent to Block S-1 where Oxy and TransGlobe are engaged in exploration and production operations. The Block 75 joint venture group plans to carry out a 3-D seismic acquisition program and the drilling of one exploration well during the First Exploration Period of 36 months.

A 3-D seismic acquisition program is planned for 2008 (in conjunction with a 3-D seismic program on Block S-1) with drilling to commence later in 2008. The timing of the 3-D seismic acquisition program is contingent upon receiving final approval and ratification of the Block 75 PSA.

ARAB REPUBLIC OF EGYPT

Nuqra Block 1, Arab Republic of Egypt (50% working interest, Operator)

Operations and Exploration
The second exploration commitment well, Narmer #1, was drilled to a total measured depth of 2,701 meters (8,860 feet) and subsequently plugged and abandoned. Strong hydrocarbon shows were encountered in the Cretaceous sands from 380 to 840 meters (1,250 to 2,750 feet) however the log analysis indicated the reservoir sands were water-bearing. No hydrocarbon shows were encountered in the Jurassic sands. Narmer #1 was targeting Jurassic sands and was not optimally located for a Cretaceous target. The hydrocarbon shows and well logs indicate the presence of a 460 meter (1,500 foot) interval of mature source rocks in the Cretaceous section of the Nuqra basin. The identification of mature source rocks at this shallow depth reduces the risk and the cost of future exploration drilling. Narmer #1 has confirmed that hydrocarbons are being generated in this under-explored basin. The seismic data will be remapped to attempt to identify Cretaceous targets for a possible future drilling program.

The contingent well proposed for West Narmer #1 was not drilled as it was targeting a Jurassic prospect similar to the Narmer #1 well. The drilling rig was released on May 11 to the operator of the adjacent exploration block located west of the Nile. The Narmer #1 well was the second of a two-well commitment targeting Cretaceous and Jurassic prospects in the Nuqra/Kom Ombo rift basin located near Aswan, Egypt.

The two exploration wells drilled in 2007, (Set #1 and Narmer #1) have fulfilled the work commitments of the first three-year exploration extension period approved July 18, 2006. There is an option to proceed with a second three-year extension and work program upon expiry of the first three-year extension on July 17, 2009. The second exploration extension requires a mandatory relinquishment of 25% of the original Block and the drilling of two wells. Exploitation of any discovered commercial fields will continue under a development lease for a further 20 years.

TransGlobe Energy Corporation

CANADA

Operations and Exploration
Drilling and exploration operations in Canada were curtailed during the second quarter due to an extended spring breakup and wet spring. Work continued on the 2007 drilling program, resulting in final approvals on four wells planned for the start of the third quarter. Drilling is underway at Morningside, with additional wells planned for Holburn, Tomahawk and Twining during the third quarter.

Production
Production averaged 1,389 Boepd during the second quarter of 2007, representing an 8% increase over the first quarter of 2007. Canadian production during June and July was approximately 1,500 Boepd, up approximately 17% from the first quarter, due to the completion of plant turnarounds, the compression/debottlenecking project at Nevis and the tie-in of new wells at Twining and Mikwan. The Company plans to tie-in another 10 to 12 existing wells over the balance of the year.

Quarterly Canadian Production (Boepd)

	2007		2006
	Q-2	Q-1	Q-4	Q-3
TransGlobe working interest	1,389	1,283	1,267	966
TransGlobe net (after royalties)	1,144	1,039	1,016	808

MANAGEMENT'S DISCUSSION AND ANALYSIS

July 30, 2007
Management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim financial statements for the three and six months ended June 30, 2007 and 2006, the audited financial statements and MD&A for the year ended December 31, 2006 included in the Company’s annual report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada in the currency of the United States (except where indicated as being another currency). Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com.

Forward Looking Statements
This MD&A may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements in this interim report, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, oil and gas prices, well production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

Non-GAAP Measures
This document contains the term “cash flow from operations”, which should not be considered an alternative to, or more meaningful than “cash flow from operation activities” as determined in accordance with Generally Accepted Accounting Principles (GAAP). Cash flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital. We consider this a key measure as it demonstrates our ability to generate the cash flow necessary to fund future growth through capital investment. Cash flow from operations may not be comparable to similar measures used by other companies.

Second Interim Report

Net operating income is a non-GAAP measure that represents revenue net of royalties, operating expenses and current taxes. Management believes that net operating income is a useful supplemental measure to analyse operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Net operating income may not be comparable to similar measures used by other companies.

Use Of Boe Equivalents
The calculations of barrels of oil equivalent (“Boe”) are based on a conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil. Boe may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

OUTLOOK

TransGlobe has projected a 2007 capital budget of $46.2 million.

  In the first six months of 2007, the Company spent $20.2 million of the capital budget.

TransGlobe has projected production volumes for 2007 to average from 5,300 to 5,400 Boepd. As of July 30, 2007 the Company expects to meet this target.

  Production volumes were 5,264 Boepd in the first six months of 2007 and are estimated to be 5,600 Boepd in July.

TransGlobe has projected cash flow from operations for 2007 to be between $39 and $41 million based on an average dated Brent oil price of $55.00/Bbl and an average AECO gas price of C$7.50/Mcf. As of July 30, 2007, the Company expects to exceed this target.

  Cash flow from operations in the first six months of 2007 was $24.8 million.
  For the first six months of 2007, the dated Brent oil price has averaged $63.26/Bbl and TransGlobe’s realized gas price has averaged C$7.76/Mcf.

SELECTED QUARTERLY FINANCIAL INFORMATION

	2007		2006
($000’s, except per share, price
and volume amounts)	Q-2	Q-1	Q-4	Q-3	Q-2
Average production volumes (Boepd)*	5,353	5,175	5,475	4,952	4,915
Average sales volumes (Boepd)*	5,353	5,341	5,313	4,952	5,522
Average price ($/Boe)	63.68	53.58	55.30	61.88	62.17

Oil and gas sales	31,016	25,754	27,032	28,190	31,238

Oil and gas sales, net of royalties	20,553	17,251	17,647	18,542	18,600

Cash flow from operations**	12,814	12,010	10,448	12,662	12,356
Cash flow from operations per share
- Basic	0.22	0.20	0.18	0.22	0.21
- Diluted	0.21	0.20	0.17	0.21	0.20

Net income	2,343	5,980	4,726	7,366	7,246
Net income per share
- Basic	0.04	0.10	0.08	0.13	0.12
- Diluted	0.04	0.10	0.08	0.12	0.12

Total assets	125,664	118,981	116,473	110,883	105,816

* The differences in production and sales volumes result from inventory changes.
** Cash flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

Cash flow from operations increased 7% to $12,814,000 in Q2-2007 compared to Q1-2007 mainly as a result of higher prices offset in part by higher operating costs.

TransGlobe Energy Corporation

Net income decreased 61% to $2,343,000 in Q2-2007 compared to Q1-2007 mainly as a result of the write-off of $3.9 million of Egypt drilling costs for the Narmer #1 and Set #1 wells that were drilled and abandoned in the first six months of 2007 (as previously announced).

CASH FLOW AND NET INCOME

Cash flow from operations were consistent in Q2-2007 compared to Q2-2006.

		$ Per Share	%
	$000’s	Diluted	Variance
Q2-2006 Cash flow from operations**	12,356	0.20
Volume variance	(1,076)	(0.02)	(9)
Price variance	854	0.01	7
Royalties	2,175	0.04	18
Expenses:
Operating	(1,396)	(0.02)	(11)
Cash general and administrative	(62)	-00	(1)
Current income taxes	37	-00	-
Realized foreign exchange gain (loss)	63	-00	1
Settlement of asset retirement obligations	(86)	-00	(1)
Other	(51)	-00	-
Change in weighted average number of diluted shares outstanding	-0	-00	-
Q2-2007 Cash flow from operations**	12,814	0.21	4

** Cash flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

Net income decreased 61% in Q2-2007 compared to Q1-2007 mainly as a result of the write-off of Egypt capital related to the costs of drilling the dry holes at Set #1 and Narmer #1.

OPERATING RESULTS

Daily Volumes, Working Interest Before Royalties and Other

		Three Months Ended		Six Months Ended
		June 30		June 30
		2007	2006	2007	2006
Yemen - Oil sales	Bopd	3,964	4,443	3,928	3,994
Canada - Oil and liquids	Bopd	428	344	423	304
- Gas sales	Mcfpd	5,767	4,408	5,971	4,335
Canada	Boepd	1,389	1,079	1,419	1,027
Total Company - daily sales volumes	Boepd	5,353	5,522	5,347	5,021

Consolidated Net Operating Results

	Consolidated
	Six Months Ended		Six Months Ended
	June 30, 2007		June 30, 2006
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil and gas sales	56,770	58.66	53,969	59.38
Royalties and other	18,966	19.60	20,061	22.07
Current taxes	4,497	4.65	4,020	4.42
Operating expenses	6,597	6.82	4,627	5.09
Net operating income	26,710	27.59	25,261	27.80

Second Interim Report

	Consolidated
	Three Months Ended		Three Months Ended
	June 30, 2007		June 30, 2006
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil and gas sales	31,016	63.68	31,238	62.17
Royalties and other	10,463	21.48	12,638	25.15
Current taxes	2,495	5.12	2,532	5.04
Operating expenses	4,189	8.60	2,793	5.56
Net operating income	13,869	28.48	13,275	26.42

Segmented Net Operating Results

In 2007 the Company operated in two geographic areas, segmented as the Republic of Yemen and Canada. Also, the Company has non-producing operations in a third geographic segment, the Arab Republic of Egypt. MD&A will follow under each of these segments.

Republic of Yemen

	Six Months Ended		Six Months Ended
	June 30, 2007		June 30, 2006
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil sales	45,057	63.37	46,114	63.78
Royalties and other	16,822	23.66	18,736	25.92
Current taxes	4,497	6.32	4,020	5.56
Operating expenses	4,373	6.15	3,174	4.39
Net operating income	19,365	27.24	20,184	27.91

	Three Months Ended		Three Months Ended
	June 30, 2007		June 30, 2006
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil sales	25,041	69.42	27,110	67.05
Royalties and other	9,409	26.08	11,989	29.65
Current taxes	2,495	6.92	2,532	6.26
Operating expenses	3,009	8.34	1,961	4.85
Net operating income	10,128	28.08	10,628	26.29

Yemen net operating income in the three and six month periods ended June 30, 2007 decreased 5% and 4% respectively compared to the same periods of 2006, primarily as a result of the following:

  Oil sales decreased 8% in the three month period ended June 30, 2007 as a result of sales volumes decreasing 11% due to Q1-2006 oil inventory being sold in Q2-2006, offset by prices increasing 4%. Oil sales decreased 2% in the six month period ended June 30, 2007 as a result of sales volumes decreasing 2% and prices decreasing 1%.
Daily Sales Volumes, Working Interest	Six Months Ended	Six Months Ended	%
Before Royalties	June 30, 2007	June 30, 2006	Change
	Bopd	Bopd
Block S-1 - production	2,663	2,704	(2)
- inventory change	-	51	-
Block S-1 - sales	2,663	2,755	(3)
Block 32 - sales	1,265	1,239	2
Total sales	3,928	3,994	(2)

TransGlobe Energy Corporation

Daily Sales Volumes, Working Interest	Three Months Ended	Three Months Ended	%
Before Royalties	June 30, 2007	June 30, 2006	Change
	Bopd	Bopd
Block S-1 - production	2,792	2,659	5
- inventory change	-	607	-
Block S-1 - sales	2,792	3,266	(15)
Block 32 - sales	1,172	1,177	-
Total sales	3,964	4,443	(11)
  Royalty and tax costs in the three and six months ended June 30, 2007 decreased 18% and 6% respectively compared to the same periods of 2006. Royalties and taxes as a percentage of revenue (royalty rate) in the three and six months ended June 30, 2007 decreased to 48% and 47% respectively compared to 54% and 49% in the same periods of 2006. Royalty and tax rates fluctuate in Yemen due to changes in the amount of cost sharing oil, whereby the Block 32 and Block S-1 PSA’s allow for the recovery of operating and capital costs through a reduction in MOM take of oil production as discussed below:
1.	Block 32:
	•	Operating costs are recovered in the quarter expended.
•

Capital costs are amortized over two years with 50% recovered in the quarter expended and the remaining 50% recovered in the first quarter of the following calendar year. As a result, the Company will receive a larger share of production in the first quarter of each year as 50% of the previous year’s historical costs are recovered.

1.	Block S-1:
	•	Operating costs are recovered in the quarter expended.
	•	New capital costs are amortized over two years with 50% recovered in the year expended and the remaining 50% recovered in the following calendar year.

•	Operating expenses on a Boe basis for the three and six months ended June 30, 2007 increased 72% and 40% respectively mainly as a result of the following:
1.

Block 32 operating expenses averaged $8.02 per barrel for the six months ended June 30, 2007 compared to $4.21 per barrel in the comparable period of 2006. The increase is primarily due to incremental costs associated with the Godah field, increased diesel costs and well workovers at Tasour.

	2.	Block S-1 operating costs averaged $5.27 per barrel in the six months ended June 30, 2007 compared to $4.47 per barrel in the comparable period of 2006.

Canada

	Six Months Ended		Six Months Ended
	June 30, 2007		June 30, 2006
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil sales	2,225	56.29	1,353	59.18
Gas sales ($ per Mcf)	7,396	6.84	4,881	6.22
NGL sales	1,832	49.34	1,580	48.98
Other sales	260	-00	41	-00
	11,713	45.62	7,855	42.25
Royalties	2,144	8.35	1,325	7.13
Operating expenses	2,224	8.66	1,453	7.82
Net operating income	7,345	28.61	5,077	27.30

Second Interim Report

	Three Months Ended		Three Months Ended
	June 30, 2007		June 30, 2006
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil sales	1,146	60.56	801	64.35
Gas sales ($ per Mcf)	3,654	6.96	2,338	5.83
NGL sales	1,021	51.12	972	51.54
Other sales	154	-00	17	-00
	5,975	47.28	4,128	42.06
Royalties	1,054	8.34	649	6.62
Operating expenses	1,180	9.34	832	8.47
Net operating income	3,741	29.60	2,647	26.97

Canadian net operating income in the three and six months ended June 30, 2007 increased 41% and 45%, respectively, compared to the same periods of 2006 primarily as a result of the following:

•	Sales increased 45% and 49%, respectively, mainly as a result of the following:

	1.	Sales volumes increased 29% and 38% as a result of wells brought on production in late 2006, increased compression capacity in 2007 and the sale of 2006 gas inventory in January 2007.

	2.	Commodity prices increased 12% and 8% on a Boe basis.

•

Royalty costs increased 26% and 17%, respectively, on a Boe basis. Royalties as a percent of revenue in the six months ended June 30, 2007 increased to 18% compared to 17% in the same period of 2006 as a result of the discontinuation of the Alberta Royalty Tax Credit program.

•	Operating costs increased 10% and 11%, respectively, on a Boe basis mainly as a result of general cost increases for all services resulting from a very active oil and gas industry in Canada.

COMMODITY CONTRACTS

TransGlobe uses hedge arrangements as part of its risk management approach to manage commodity price fluctuations and stabilize cash flows for future exploration and development programs. The Company has fair valued these hedge transactions. As at June 30, 2007, the estimated fair value of the unrealized hedge transactions is a liability of $154,000, which results in an unrealized $154,000 loss being recorded to the income statement.

GENERAL AND ADMINISTRATIVE EXPENSES (G&A)

	Six Months Ended		Six Months Ended
	June 30, 2007		June 30, 2006
($000’s, except Boe amounts)	$	$/Boe	$	$/Boe
G&A (gross)	2,924	3.02	2,927	3.22
Stock-based compensation	585	0.60	588	0.65
Capitalized G&A	(863)	(0.89)	(1,062)	(1.17)
Overhead recoveries	(114)	(0.12)	(158)	(0.17)
G&A (net)	2,532	2.61	2,295	2.53

	Three Months Ended		Three Months Ended
	June 30, 2007		June 30, 2006
($000’s, except Boe amounts)	$	$/Boe	$	$/Boe
G&A (gross)	1,453	2.78	1,581	3.15
Stock-based compensation	317	0.65	314	0.62
Capitalized G&A	(385)	(0.59)	(536)	(1.07)
Overhead recoveries	(56)	(0.11)	(94)	(0.19)
G&A (net)	1,329	2.73	1,265	2.51

TransGlobe Energy Corporation

General and administrative expenses in the three and six months ended June 30, 2007 increased 5% and 10%, respectively, (8% and 3% increase on a sales Boe basis) compared to the same periods of 2006 mainly due to increased personnel and office overhead costs related to additional staff.

DEPLETION, DEPRECIATION AND ACCRETION EXPENSE (DD&A)

	Six Months Ended		Six Months Ended
	June 30, 2007		June 30, 2006
($000’s, except Boe amounts)	$	$/Boe	$	$/Boe
Republic of Yemen	6,268	8.82	5,278	7.30
Canada	5,541	21.58	3,377	18.17
Arab Republic of Egypt	3,904	-00	13	-0
	15,713	16.24	8,668	9.54

	Three Months Ended		Three Months Ended
	June 30, 2007		June 30, 2006
($000’s, except Boe amounts)	$	$/Boe	$	$/Boe
Republic of Yemen	3,274	9.08	2,976	7.36
Canada	2,855	22.59	1,853	18.88
Arab Republic of Egypt	3,892	-00	9	-0
	10,021	20.57	4,838	9.63

In Yemen, DD&A in the three and six months ended June 30, 2007 increased 23% and 21%, respectively, on a Boe basis compared to the same periods of 2006 primarily as a result of increased finding and development costs.

In Canada, DD&A in the three and six months ended June 30, 2007 increased 20% and 19%, respectively, on a Boe basis compared to the same periods of 2006 primarily as a result of increased finding and development costs.

In Egypt, DD&A increased $3.9 million since the dry hole costs related to Set #1 and Narmer #1 were written-off.

In Yemen (Block 72, Block 75 and Block 84) and Egypt (Nuqra Block 1), unproven property costs of $2,190,000, $569,000, $39,000 and $7,446,000 were excluded from the costs subject to depletion and depreciation which represents the costs spent to date on each of these projects, net of the dry hole costs.

FUTURE INCOME TAXES

The future income expense in the six months ended June 30, 2007 was $71,000 compared to $30,000 in the same period of 2006 which relates to non-cash expenses for taxes to be paid in the future.

The future income tax recovery of $3,000 in the three months ended June 30, 2007 resulted from a reduction in the future enacted tax rates in Canada.

Second Interim Report

CAPITAL EXPENDITURES/DISPOSITIONS

Capital Expenditures

		Six Months Ended
							June 30,
			June 30, 2007				2006
		Geological	Drilling	Facilities
	Land and	and	and	and
($000’s)	Acquisition	Geophysical	Completions	Pipelines	Other	Total	Total
Republic of Yemen	250	173	6,695	2,090	1,704	10,912	8,669
Canada	2,047	295	1,835	1,252	295	5,724	9,571
Arab Republic of Egypt	-	3	3,635	-	(17)	3,621	3,944
	2,297	471	12,165	3,342	1,982	20,257	22,184

In Yemen, the Company drilled five wells and re-entered one well on Block S-1, drilled three wells on Block 32 and drilled one well on Block 72. Also, the Company continued CPF construction and expansion at both Blocks 32 and S-1.

In Canada, the Company drilled three wells (2.0 net). Also, the Company carried out completion and testing work on three wells, completed facility work at Nevis to optimize production and acquired lands on several new prospects.

In Egypt, the Company drilled two exploration wells at Set #1 and Narmer #1.

OUTSTANDING SHARE DATA

Common shares issued and outstanding as at July 30, 2007 are 59,546,539.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities.

The following table illustrates TransGlobe’s sources and uses of cash during the six month periods ended June 30, 2007 and 2006:

TransGlobe Energy Corporation

Sources and Uses of Cash

	Six Months Ended June 30
($000’s)	2007	2006
Cash sourced
Cash flow from operations*	24,824	23,653
Exercise of options	333	209
Purchase of common shares	(471)	-00
	24,686	23,862
Cash used
Exploration and development expenditures	20,257	22,184
Other	(129)	30
	20,128	22,214
Net cash	4,558	1,648
Changes in non-cash working capital	(4,538)	2,809
Increase in cash and cash equivalents	20	4,457
Cash and cash equivalents - beginning of period	8,836	12,221
Cash and cash equivalents - end of period	8,856	16,678

* Cash flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

Funding for the Company’s capital expenditures in the second quarter of 2007 was provided by cash flow from operations and working capital.

Working capital is the amount by which current assets exceed current liabilities. At June 30, 2007 the Company had working capital of $8,479,000 (compared to $4,361,000 at December 31, 2006), zero debt and an unutilized loan facility of $55,000,000. Accounts receivable increased primarily due to increased revenue due to higher prices and volumes. Accounts payable decreased due to decreased drilling activity in Yemen and Canada in Q2-2007 compared to Q4-2006.

The Company expects to fund its approved 2007 exploration and development program of $46.2 million ($20.2 million incurred to June 30, 2007) through the use of working capital and cash flow. The use of credit facilities or equity financing during 2007 may also be utilized only to accelerate existing projects or to finance new opportunities. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources.

The Company has received regulatory approval to purchase, from time to time, as it considers advisable, up to 5,491,501 common shares under a Normal Course Issuer Bid which commenced May 14, 2007 and will terminate May 13, 2008. During the three months ended June 30, 2007, the Company purchased 115,900 common shares at an average price of $4.07 per share. The excess of the purchase price over the book value in the amount of $375,000 has been charged to retained earnings.

COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

	Six
	Months	Twelve Months
($000’s)	2007	2008	2009	2010	2011

Office and equipment leases	153	422	447	440	110

In March 2007, the Company entered into a crude oil costless collar for 15,000 barrels per month from May 1, 2007 to December 31, 2007. The transaction consisted of the purchase of a $57.50 per barrel dated Brent put (floor) and a $79.80 per barrel dated Brent call (ceiling).

Second Interim Report

In February 2007, the Company entered into a physical contract to sell 2,500 GJ per day of natural gas in Canada from April 1, 2007 to October 31, 2007 for C$6.97/GJ.

Upon the determination that proved recoverable reserves are 40 million barrels or greater for Block S-1, Yemen, the Company will be required to pay a finders’ fee to third parties in the amount of $281,000.

Pursuant to the Nuqra Concession Agreement in the Arab Republic of Egypt, the Company and its partners have entered into the first three year extension period which requires the completion of a two well drilling program with a minimum expenditure of $4.0 million over a period of three years. As part of this extension, the Company issued a $4.0 million letter of credit (expiring March 4, 2010) to guarantee the Company’s performance under the extension period. This letter of credit was reduced to $269,059 during Q2-2007 and is secured by a guarantee granted by Export Development Canada.

Pursuant to the PSA for Block 72, Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $4 million ($1.32 million to TransGlobe) during the first exploration period of 30 months (expiring January 12, 2008) for exploration work consisting of seismic acquisition (completed) and two exploration wells (planned completion in Q4-2007).

Pursuant to the bid awarded for Block 75, Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $7 million ($1.75 million to TransGlobe) for the signature bonus and first exploration period work program consisting of seismic acquisition and one exploration well. The first 36 month exploration period will commence when the PSA has been approved and ratified by the government of Yemen, anticipated to occur during 2007.

Pursuant to the bid awarded for Block 84, Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $20.1 million ($6.63 million to TransGlobe) for the signature bonus and first exploration period work program consisting of seismic acquisition and four exploration wells. The first 42 month exploration period will commence when the PSA has been approved and ratified by the government of Yemen, anticipated to occur in 2007.

On behalf of the Board

Ross G. Clarkson
President & Chief Executive Officer

July 30, 2007

TransGlobe Energy Corporation

Consolidated Statements of Income and Retained Earnings

(Unaudited - Expressed in thousands of U.S. Dollars)

	Three Months		Six Months
	Ended June 30		Ended June 30
	2007	2006	2007	2006

REVENUE
Oil and gas sales, net of royalties and other	$20,553	$18,600	$37,804	$33,908
Derivative loss on commodity contracts (Note 7)	(195)	(30)	(154)	(217)
Other income	23	74	40	124
	20,381	18,644	37,690	33,815

EXPENSES
Operating	4,189	2,793	6,597	4,627
General and administrative	1,329	1,265	2,532	2,295
Foreign exchange loss (gain)	7	70	(43)	72
Depletion, depreciation and accretion (Note 3)	10,021	4,838	15,713	8,668
	15,546	8,966	24,799	15,662

Income before income taxes	4,835	9,678	12,891	18,153

Income taxes - current	2,495	2,532	4,497	4,020
- future	(3)	(100)	71	30
	2,492	2,432	4,568	4,050

NET INCOME	2,343	7,246	8,323	14,103

Purchase of common shares (Note 5)	(375)	-00	(375)	-00
Retained earnings, beginning of period	51,340	26,022	45,360	19,165

RETAINED EARNINGS, END OF PERIOD	$53,308	$33,268	$53,308	$33,268

Net income per share (Note 6)
Basic	$0.04	$0.12	$0.14	$0.24
Diluted	$0.04	$0.12	$0.14	$0.23

Consolidated Statements of Comprehensive Income

(Unaudited - Expressed in thousands of U.S. Dollars)

	Three Months		Six Months
	Ended June 30		Ended June 30
	2007	2006	2007	2006

Net income	$2,343	$7,246	$8,323	$14,103
Other comprehensive income:
Foreign currency translation adjustment	4,128	1,751	4,556	1,596
COMPREHENSIVE INCOME (Note 5)	$6,471	$8,997	$12,879	$15,699

Second Interim Report

Consolidated Balance Sheets

(Unaudited - Expressed in thousands of U.S. Dollars)

	June 30, 2007	December 31, 2006

ASSETS
Current
Cash and cash equivalents	$8,856	$8,836
Accounts receivable	8,175	7,742
Product inventory	-00	508
Prepaid expenses	566	782
	17,597	17,868

Property and equipment (Note 3)
Republic of Yemen	51,174	46,124
Canada	47,316	42,645
Arab Republic of Egypt	7,576	7,839
	106,066	96,608

Future income tax asset	1,703	1,626
Deferred financing costs	298	371

	$125,664	$116,473

LIABILITIES
Current
Accounts payable and accrued liabilities	$8,964	$13,507
Derivative commodity contracts (Note 7)	154	-00
	9,118	13,507
Asset retirement obligations (Note 4)	2,455	2,171
	11,573	15,678

SHAREHOLDERS’ EQUITY
Share capital (Note 5)	49,748	49,360
Contributed surplus (Note 5)	3,267	2,863
Accumulated other comprehensive income (Notes 2 & 5)	7,768	3,212
Retained earnings	53,308	45,360
	114,091	100,795

	$125,664	$116,473

Approved on behalf of the Board

Ross G. Clarkson, Director	Fred J. Dyment, Director

TransGlobe Energy Corporation

Consolidated Statements of Cash Flows

(Unaudited - Expressed in thousands of U.S. Dollars)

	Three Months		Six Months
	Ended June 30		Ended June 30
	2007	2006	2007	2006

CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net income	$2,343	$7,246	$8,323	$14,103
Adjustments for items not affecting cash:
Depletion, depreciation and accretion	10,021	4,838	15,713	8,668
Stock-based compensation (Note 5)	317	314	585	588
Future income taxes	(3)	(100)	71	30
Amortization of deferred financing charges	36	37	73	112
Derivative loss on commodity contracts (Note 7)	195	30	154	217
Settlement of asset retirement obligations	(95)	(9)	(95)	(65)
Changes in non-cash working capital	(1,554)	2,481	(2,035)	1,999
	11,260	14,837	22,789	25,652

FINANCING
Issue of common shares for cash	-	65	333	209
Purchase of common shares	(471)	-	(471)	-
	(471)	65	(138)	209

INVESTING
Exploration and development expenditures:
Republic of Yemen	(6,792)	(5,650)	(10,912)	(8,669)
Canada	(1,824)	(5,171)	(5,724)	(9,571)
Arab Republic of Egypt	(1,432)	(877)	(3,621)	(3,944)
Changes in non-cash working capital	877	873	(2,503)	810
	(9,171)	(10,825)	(22,760)	(21,374)

Effect of exchange rate changes on cash and cash equivalents	162	(57)	129	(30)

NET INCREASE IN CASH AND CASH EQUIVALENTS	1,780	4,020	20	4,457

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	7,076	12,658	8,836	12,221

CASH AND CASH EQUIVALENTS, END OF PERIOD	$8,856	$16,678	$8,856	$16,678

Supplemental Disclosure of Cash Flow Information
Cash interest paid	$-	$-	$-	$8
Cash taxes paid	$2,495	$2,532	$4,497	$4,020

Second Interim Report

Notes to the Consolidated Financial Statements

(Unaudited - Expressed in U.S. Dollars)

1. Basis of presentation

The interim consolidated financial statements include the accounts of TransGlobe Energy Corporation and subsidiaries (“TransGlobe” or the “Company”) for the three month and the six month periods ended June 30, 2007 and 2006 and are presented in accordance with Canadian generally accepted accounting principles on the same basis as the audited consolidated financial statements as at and for the year ended December 31, 2006, except as outlined in Note 2. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in TransGlobe’s annual report for the year ended December 31, 2006. Interim results are not necessarily indicative of the results expected for the fiscal year. In these interim consolidated financial statements, unless otherwise indicated, all dollars are expressed in United States (U.S.) dollars. All references to US$ or to $ are U.S. dollars and references to C$ are to Canadian dollars.

2. Changes in accounting policies

Financial Instruments, Comprehensive Income, Hedges and Equity
Effective January 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 1530, Comprehensive Income, Section 1651, Foreign Currency Translation, Section 3251, Equity, Section 3855, Financial Instruments - Recognition and Measurement, Section 3861, Financial Instruments Disclosure and Presentation and Section 3865, Hedges. These new Handbook Sections provide requirements for the recognition and measurement of financial instruments in the balance sheet, reporting gains or losses in the financial statements and the use of hedge accounting.

Under Section 3855, all financial instruments are initially measured in the balance sheet at fair value. Subsequent measurement of the financial instruments is based on their classification. The Company has classified each financial instrument into one of these five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. Loans and receivables, held-to-maturity investments and other financial liabilities are measured at amortized cost using the effective interest rate method. Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired. All derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value unless they qualify for the expected purchase, sale and usage exemption. All changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income.

As a result of the adoption of these new standards, the Company has classified its derivative commodity contracts and cash and cash equivalents as held-for-trading, which are measured at fair value with changes being recognized in net income. Accounts receivable are classified as loans and receivables; operating bank loans, accounts payable and accrued liabilities, and long-term debt, including interest payable, are classified as other liabilities, all of which are measured at amortized cost. The Company has elected to classify all derivatives and embedded derivatives as held-for trading, which are measured at fair value with changes being recognized in net income, and the Company has maintained its policy not to use hedge accounting.

TransGlobe Energy Corporation

Carrying value and fair value of financial assets and liabilities as at June 30, 2007 are summarized as follows:

Classification	Carrying Value	Fair Value
Held-for-trading	$8,702	$8,702
Loans and receivables	8,175	8,175
Held-to-maturity	-00	-00
Available-for-sale	-00	-00
Other liabilities	8,964	8,964

Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from nonowner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles. Due to the issuance of Section 1530, Section 1650 has been replaced by Section 1651 which establishes new standards for presentation of exchange gains and losses arising from the translation of self-sustaining foreign operation in Other Comprehensive Income. Therefore, the Company has restated prior periods to include cumulative translation adjustment on self-sustaining operations as Other Comprehensive Income.

Section 3251, Equity, which replaces Section 3250, Surplus, establishes standards for the presentation of equity and changes in equity during the reporting period. The main feature of this section is a requirement for an entity to present separately each of the changes in equity during the period, including comprehensive income, as well as components of equity at the end of the period.

Variable Interest Entities
Effective January 1, 2007, the Company adopted EIC 163, Determining the variability to be considered in applying AcG-15 (Variable Interest Entities). The EIC provides guidance on those arrangements where application of either the cash flow method or the fair value method does not result in a clear determination as to whether those arrangements are variable interests or creators of variability. The Committee reached a consensus that variability to be considered should be based on the design of the entity as determined through analyzing the nature of the risks in the entity and the purpose for which the entity was created, as well as the variability (created by the risks) the entity is designed to create and pass along to its interest holders. The adoption of EIC 163 had no effect on the Company’s Consolidated Financial Statements.

Accounting Changes
Effective January 1, 2007, the Company adopted the revised recommendations of Section 1506, Accounting Changes. The new recommendations permit voluntary changes in accounting policy only if they result in financial statements which provide more reliable and relevant information. Accounting policy changes are applied retrospectively unless it is impractical to determine the period or cumulative impact of the change. Corrections of prior period errors are applied retrospectively and changes in accounting estimates are applied prospectively by including these changes in earnings. The guidance was effective for all changes in accounting policies, changes in accounting estimates and corrections of prior period errors initiated in periods beginning on or after January 1, 2007.

The only impact of adopting this section is to provide disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. This is the case with Section 3862, Financial Instruments Disclosures, and Section 3863, Financial Instruments Presentations, which are required to be adopted for fiscal years beginning on or after October 1, 2007. The Company will adopt these standards on January 1, 2008 and it is expected the only effect on the Company will be incremental disclosures regarding the significance of financial instruments for the entity’s financial position and performance; and the nature, extent and management of risks arising from financial instruments to which the entity is exposed.

Second Interim Report

3. Property and equipment

In Yemen, Canada and Egypt, the Company capitalized overhead costs relating to exploration and development activities during the six months ended June 30, 2007 of $366,000 (2006 - $186,000), $256,000 (2006 - $219,000) and $241,000 (2006 - $656,000), respectively.

In Yemen, unproven property costs excluded from the costs subject to depletion for the three months ended June 30, 2007 totalled $2,798,000 (2006 - $2,212,000). In Egypt, unproven property costs totalled $11,326,000 of which $3,880,000 of dry hole drilling costs were considered impaired during the quarter and written-off, leaving $7,446,000 (2006 - $6,263,000) of unproven property costs excluded from the costs subject to depletion in the three months ended June 30, 2007.

In Yemen and Canada, future development costs for proved reserves included in the depletion calculations for the six months ended June 30, 2007 totalled $9,138,000 (2006 - $3,598,000) and $3,975,000 (2006 - $8,787,000), respectively.

4. Asset retirement obligations

The following table presents the reconciliation of the beginning and ending obligations associated with the retirement of oil and gas properties:

(000’s)
Asset retirement obligations, December 31, 2006	$2,171
Obligations incurred during period	96
Obligations settled during period	(95)
Accretion	74
Foreign exchange loss	209
Asset retirement obligations, June 30, 2007	$2,455

At June 30, 2007, the estimated total undiscounted amount required to settle the asset retirement obligations was $3,262,000. These obligations will be settled at the end of the useful lives of the underlying assets, which currently extend up to eight years into the future. This amount has been discounted using a credit-adjusted risk-free interest rate of 6.5% ..

5. Share capital

a) Authorized
The Company is authorized to issue unlimited number of common shares with no par value.

b) Issued

	Six Months Ended		Year Ended
	June 30, 2007		December 31, 2006
(000’s)	Shares	Amount	Shares	Amount
Common shares, beginning of period	58,883	$49,360	58,473	$48,922
Stock options exercised	780	333	410	297
Stock based compensation on exercise of options	-	151	-	141
Purchase of common shares	(116)	(96)	-	-
Common shares, end of period	59,547	$49,748	58,883	$49,360

TransGlobe Energy Corporation

c)	Normal course issuer bid

The Company has received regulatory approval to purchase, from time to time, as it considers advisable, up to 5,491,501 common shares under a Normal Course Issuer Bid which commenced May 14, 2007 and will terminate May 13, 2008. During the three months ended June 30, 2007, the Company purchased 115,900 common shares at an average price of $4.07 per share. The excess of the purchase price over the book value in the amount of $375,000 has been charged to retained earnings.

d)	Stock options

	Six Months Ended		Year Ended
	June 30, 2007		December 31, 2006
		Weighted		Weighted
	Number of	Average	Number of	Average
(000’s, except per share amounts)	Options	Exercise Price	Options	Exercise Price
Options outstanding, beginning of period	3,110	C$ 3.80	3,361	C$ 3.39
Granted	730	C$ 4.27	297	C$ 5.19
Exercised	(780)	C$ 0.50	(410)	C$ 0.87
Cancelled	(78)	C$ 5.14	(138)	C$ 5.61
Options outstanding, end of period	2,982	C$ 4.73	3,110	C$ 3.80
Options exercisable, end of period	1,429	C$ 4.25	2,143	C$ 2.80

e) Stock-based compensation
Stock-based compensation expense of $585,000 has been recorded in the consolidated statements of income and retained earnings in 2007 (2006 - $588,000). The fair values of all common stock options granted are estimated on the date of grant using the lattice-based binomial option pricing model in 2007 and 2006, and the Black-Scholes option-pricing model prior to 2006. The weighted average fair value of the 730,000 options granted during 2007 and the assumptions used in their determination are noted below:

Weighted average fair market value per option (Cdn$)	1.74
Risk-free interest rate (percent)	4.7
Expected life (years)	5
Expected volatility (percent)	45.9
Expected dividend yield (percent)	0
Forfeitures (employees/executives and directors) (percent)	11/0
Early exercise (Year 1/Year 2/Year 3/Year 4/Year 5)	(0%/10%/20%/30%/40%)

f) Contributed surplus

	Six Months Ended	Year Ended
(000’s)	June 30, 2007	December 31, 2006
Contributed surplus, beginning of period	$2,863	$1,908
Stock-based compensation expense	555	1,096
Transfer to common shares on exercise of option	(151)	(141)
Contributed surplus, end of period	$3,267	$2,863

g) Accumulated other comprehensive income

	Six Months Ended	Year Ended
(000’s)	June 30, 2007	December 31, 2006
Accumulated other comprehensive income, beginning of period	$3,212	$3,642
Other comprehensive income:
Foreign currency translation adjustment	4,556	(430)
Accumulated other comprehensive income, end of period	$7,768	$3,212

Second Interim Report

6. Per share amounts

In calculating the net income per share basic and diluted, the following weighted average shares were used:

	Three Months			Six Months
	Ended June 30			Ended June 30
(000’s)	2007		2006	2007	2006t
Weighted average number of shares outstanding	59,660		58,671	59,599	58,599
Shares issuable pursuant to stock options	1,732		2,566	1,725	3,483
Shares to be purchased from proceeds of stock options
under treasury stock method	(858	)0	(673)	(737)	(1,469)
Weighted average number of diluted shares outstanding	60,534		60,564	60,587	60,613

The treasury stock method assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted average number of diluted common shares outstanding for the three and six month periods ended June 30, 2007, we excluded 1,302,000 and 1,277,000 options respectively (2006 - 1,109,000; 275,000) because their exercise price was greater than the period average common share market price in the period.

7. Commitments and contingencies

The Company has entered into various financial derivative contracts and physical contracts to manage fluctuations in commodity prices in the normal course of operations.

In March 2007, the Company entered into a crude oil costless collar for 15,000 barrels per month from May 1, 2007 to December 31, 2007. The transaction consisted of the purchase of a $57.50 per barrel dated Brent put (floor) and a $79.80 per barrel dated Brent call (ceiling).

In February 2007, the Company entered into a physical contract to sell 2,500 GJ per day of natural gas in Canada from April 1, 2007 to October 31, 2007 for C$6.97/GJ.

TransGlobe Energy Corporation

8. Segmented information

	Three Months		Six Months
	Ended June 30		Ended June 30
(000’s)	2007	2006	2007	2006
Oil and gas sales, net of royalties
Republic of Yemen	$15,632	$15,121	$28,235	$27,378
Canada	4,921	3,479	9,569	6,530
	20,553	18,600	37,804	33,908

Operating expenses
Republic of Yemen	3,009	1,961	4,373	3,174
Canada	1,180	832	2,224	1,453
	4,189	2,793	6,597	4,627

Depletion, depreciation and accretion
Republic of Yemen	3,274	2,976	6,268	5,278
Canada	2,855	1,853	5,541	3,377
Arab Republic of Egypt (Note 3)	3,892	9	3,904	13
	10,021	4,838	15,713	8,668

Income taxes
Republic of Yemen	2,495	2,532	4,497	4,020
Canada	(3)	(100)	71	30
	2,492	2,432	4,568	4,050

Segmented income before the following
Republic of Yemen	6,854	7,652	13,097	14,906
Canada	889	894	1,733	1,670
Arab Republic of Egypt	(3,892)	(9)	(3,904)	(13)
	3,851	8,537	10,926	16,563
Other income	23	74	40	124
	3,874	8,611	10,966	16,687

Unrealized loss on commodity contracts	195	30	154	217
General and administrative	1,329	1,265	2,532	2,295
Foreign exchange loss (gain)	7	70	(43)	72
Net income	$2,343	$7,246	$8,323	$14,103

Second Interim Report

CORPORATE INFORMATION

OFFICERS AND DIRECTORS	TRANSFER AGENT & REGISTRAR

Robert A. Halpin[1,2,3]	Computershare Trust Company of Canada
Director, Chairman of the Board	Calgary, Toronto, Vancouver

Ross G. Clarkson	LEGAL COUNSEL
Director, President & CEO
Burnet, Duckworth & Palmer LLP
Lloyd W. Herrick	Calgary, Alberta
Director, Vice President & COO

Erwin L. Noyes[2,3,4]	BANKER
Director
Standard Bank Plc
Geo rey C. Chase[1,2,4]	London, England
Director
AUDITOR
Fred J. Dyment[1,3,4]
Director	Deloitte & Touche LLP
Calgary, Alberta
David C. Ferguson
Vice President, Finance, CFO & Secretary	EVALUATION ENGINEERS

Edward Bell	DeGolyer and MacNaughton Canada Limited
Vice President, Exploration	Calgary, Alberta

1 Audit Committee
2 Reserves Committee	EXECUTIVE OFFICES
3 Compensation Committee
4 Governance and Nominating Committee	TransGlobe Energy Corporation
#2500, 605 - 5th Avenue S.W.
Calgary, Alberta, Canada, T2P 3H5

STOCK EXCHANGE LISTINGS	Telephone: (403) 264-9888
TSX: TGL	Facsimile: (403) 264-9898
AMEX: TGA	Website: www.trans-globe.com
E-mail: trglobe@trans-globe.com

The above includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, well production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TransGlobe Energy Corporation